Invesco Advisers, Inc.
11 Greenway Plaza
Houston, TX 77046-1173

December 19, 2024
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Mr. David Manion and Ms. Jaea Hahn

Re:	AIM International Mutual Funds (Invesco International Mutual Funds) (the “Registrant”) File No. 333-282968

Dear Mr. Manion and Ms. Hahn:

On behalf of the Registrant, below are responses to the comments conveyed telephonically by Mr. Manion and Ms. Hahn on November 22, 2024 with regard to the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of Invesco Greater China Fund into Invesco EQV Asia Pacific Equity Fund. The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on November 1, 2024, under Rule 488 (“Rule 488”) under the Securities Act of 1933 (the “Securities Act”).
Below we have provided your comments (in bold) and the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

Accounting Comments

1.
Comment:     There are a number of instances throughout the Registration Statement that discuss repositioning of certain “non-transferable” securities of the Target Fund. Please supplementally explain in your response and clarify in the disclosure the nature of these “non-transferable” securities, in terms of whether there are legal restrictions on transferability of the securities or whether the securities cannot be transferred because of an investment restriction of the Acquiring Fund. If the latter, please update the Supplemental Financial Information section of the Statement of Additional Information (“SAI”) to include a schedule of investments, marked to show the effects of the repositioning on the Target Fund’s portfolio, as required by Rule 6-11(d)(1)(ii) of Regulation S-X.

Response:     The Registrant confirms that the non-transferable securities of the Target Fund described in the Registration Statement are non-transferable due to local market restrictions on the transfer of such securities, not due to investment restrictions of the Acquiring Fund. The Registrant has added clarifying disclosure to the Registration Statement in this regard.

2.
Comment:     Beginning on page 2 of the Registration Statement under the section “How do the Funds’ expenses compare?”, the staff notes that the expense ratio of each class of the Target Fund in the Expense Tables and Expense Examples differs by 6 basis points (or 5 basis points for Class R6) from those included in the Target Fund’s financial statements for the semi-annual period ended April 30, 2024. Please provide an explanation for these differences.

Response:     The Registrant notes that the difference between the expense ratios of the Target Fund in the Registration Statement and in the financial statements is due to extraordinary expenses, as well as transfer agency credits, that the Target Fund incurred during the period. The Registrant further notes that such extraordinary expenses are not required to be reflected in the annual fund operating expenses pursuant to Instruction 3(c)(ii) of Form N-1A. Please refer to the response to Comment 3 below for expense ratio presentation differences between the Expense Tables in the Registration Statement and in the financial statements related to the transfer agency credits.

3.
Comment:     The Target Fund’s financial statements for the semi-annual period ended April 30, 2024 disclose a 1 basis point expense offset for Classes A, C, R and Y. Please explain why this offset is not reflected in the Expense Tables and Expense Examples in the Registration Statement or update such tables accordingly.

Response:     The Registrant notes that the 1 basis point expense offset is due to transfer agency credits received during the semi-annual period ended April 30, 2024, as disclosed in Note 4 to the Target Fund’s financial statements for such period. While this is reflected in the Target Fund’s financial statements as an offset, it is netted against the expenses comprising the Other Expenses line item in the Expense Table; accordingly, it is not reflected in the latter as an offset.

4.	Comment: Please confirm that the Target Fund has not accumulated acquired fund fees and expenses during the current fiscal year.

Response:     This has been confirmed.

5.
Comment:     Beginning on page 2 of the Registration Statement under the section “How do the Funds’ expenses compare?”, the staff notes that the expense ratio of each class of the Acquiring Fund in the Expense Tables and

Expense Examples differs by 4 basis points (or 5 basis points for Class R6) from those included in the Acquiring Fund’s financial statements for the semi-annual period ended April 30, 2024. Please provide an explanation for these differences.

Response:     Similar to the response to Comment 2 above, the financial statements for the Acquiring Fund reflect extraordinary expenses that the Fund incurred during the period, which are not required to be reflected in the Fund’s annual fund operating expenses pursuant to Instruction 3(c)(ii) of Form N-1A.

6.
Comment:      Please confirm that the Acquiring Fund does not have acquired fund fees and expenses or a corresponding waiver of such fees and expenses to be presented in the Expense Tables and Expense Examples.

Response:     This has been confirmed.

7.
Comment:      Beginning on page 5 of the Registration Statement under the section “How do the Funds’ expenses compare?”, please confirm that the 10 Year pro forma expense examples for Class C are accurate, or update the amounts accordingly.

Response:     The Registrant confirms the pro forma expense examples for Class C disclosed in the Registration Statement are accurate.
Disclosure Comment

8.	Comment: On page 10 of the Registration Statement under the section “Additional Information About the Funds – Principal Risks,” please also state that risks cannot be determined from the table alone.
Response:     The Registrant has revised the disclosure accordingly.

If you have any further questions or require further clarification of any response, please contact the undersigned at 212-652-4277.

Regards, /s/ Amy Shapiro Amy Shapiro Senior Counsel

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